Exhibit 99.1

ITW Reports Second Quarter 2014 Financial Results

Q2 diluted EPS from continuing operations of $1.21 up 32 percent

Record operating margins of 20.5 percent up 300 basis points versus year-ago period; Enterprise initiatives contribute 120 basis points

Total revenues up 4 percent; organic revenues grow 1.4 percent

Raising EPS midpoint and narrowing full-year EPS guidance to $4.50 to $4.62, a 26 percent midpoint increase versus 2013

GLENVIEW, ILLINOIS-July 29, 2014-Illinois Tool Works Inc. (NYSE: ITW) today reported second quarter 2014 diluted earnings per share (EPS) from continuing operations of $1.21, 32 percent higher than the prior-year period. The strong growth in EPS was largely due to ongoing contributions from enterprise initiatives as well as the completion of a previously announced share repurchase program.

Key highlights for the 2014 second quarter financial results versus the year-ago period include:

*Total revenues grew 4 percent to $3.7 billion and operating income increased 21 percent to $763 million. Organic revenues increased 1.4 percent, with international growth of 2 percent compared to 6 percent in the 2014 first quarter. In the second quarter, European and Asia Pacific organic revenues grew 1 percent and 7 percent, respectively. North America organic revenues increased 1 percent in the second quarter. Also in the quarter, as expected, ongoing product line and customer base simplification initiatives associated with the execution of ITW's enterprise strategy reduced the Company's overall organic revenue growth rate by approximately 1 percent.

*Record operating margins of 20.5 percent increased 300 basis points, with enterprise initiatives contributing 120 basis points.

Second quarter segment highlights versus the year-ago period include:

*Automotive OEM organic revenue growth of 8 percent outpaced second quarter worldwide auto builds of 2 percent. Organic revenues grew 8 percent in North America, 9 percent in Europe and 22 percent in China. Operating margins of 23.7 percent increased 310 basis points.

*Food Equipment's organic revenues increased 3 percent due to growth in equipment and service in North America as well as increased equipment sales internationally. Operating margins of 19.5 percent increased 80 basis points.

*While Test & Measurement and Electronics organic revenues increased 1 percent, the test and measurement portion of the segment grew 6 percent. Segment operating margins of 15.2 percent increased 150 basis points.

*Operating margins expanded in six of seven segments with strong performances by Construction Products (up 450 basis points), Specialty Products (up 180 basis points) and Polymers & Fluids (up 130 basis points). Welding's company-leading operating margins of 26.3 percent declined 20 basis points.

"ITW had a very good second quarter as our operating margins hit record levels, our EPS increased more than 30 percent and our after tax return on invested capital was near 20 percent," said Scott Santi, president and chief executive officer. "The ITW team continued to execute well on our enterprise initiatives and produced strong financial results that give us increased confidence in our ability to achieve our 2014 and five-year enterprise performance goals. As a result, we are narrowing and raising the EPS guidance range for 2014 and now expect EPS to increase 26 percent at the midpoint. In the second quarter, we also successfully completed the sale of the

Industrial Packaging segment and the associated share repurchase program. We believe that our business portfolio is well positioned for long-term growth with best-in-class margins and return on invested capital."

As noted, the Company is raising its midpoint and narrowing its full-year EPS guidance range to $4.50 to $4.62 from $4.45 to $4.65. Total revenue is expected to continue to grow in a range of 3 percent to 4 percent. For the 2014 third quarter, the Company is forecasting EPS to be in a range of $1.19 to $1.27 and expects total revenue growth in a range of 3 percent to 4 percent.

This earnings release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding total revenue growth and diluted income per share from continuing operations. These statements are subject to certain risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated. Such factors include those contained in ITW's 2013 Form 10-K.

ITW is a Fortune 200 global diversified industrial manufacturer of value added consumables and specialty equipment with related service businesses. The Company focuses on solid growth, improving profitability and strong returns across its worldwide platforms and businesses. These businesses serve local customers and markets around the globe, with a significant presence in developed as well as emerging markets. ITW's revenues totaled $14.1 billion in 2013.

Contact: John Brooklier, 847-657-4104 or jbrooklier@itw.com

ILLINOIS TOOL WORKS INC. and SUBSIDIARIES
STATEMENT OF INCOME (UNAUDITED)

(In millions except per share amounts)	Three Months Ended June 30,		Six Months Ended June 30,	
	2014	2013	2014	2013
Operating Revenues	$ 3,719	$ 3,593	$ 7,288	$ 7,013
Cost of revenues	2,219	2,155	4,377	4,233
Selling, administrative, and research and development expenses	677	747	1,359	1,450
Amortization of intangible assets	60	61	122	122
Operating Income	763	630	1,430	1,208
Interest expense	(64)	(59)	(128)	(119)
Other income (expense)	7	10	16	57
Income from Continuing Operations Before Income Taxes	706	581	1,318	1,146
Income Taxes	212	165	396	329
Income from Continuing Operations	494	416	922	817
Income from Discontinued Operations	998	49	1,043	2
Net Income	$ 1,492	$ 465	$ 1,965	$ 819
Income Per Share from Continuing Operations:				
Basic	$ 1.22	$ 0.93	$ 2.23	$ 1.81
Diluted	$ 1.21	$ 0.92	$ 2.22	$ 1.80
Income Per Share from Discontinued Operations:				
Basic	$ 2.47	$ 0.11	$ 2.52	$ —
Diluted	$ 2.45	$ 0.11	$ 2.50	$ —
Net Income Per Share:				
Basic	$ 3.69	$ 1.04	$ 4.76	$ 1.82
Diluted	$ 3.66	$ 1.03	$ 4.72	$ 1.81
Shares of Common Stock Outstanding During the Period:				
Average	404.7	449.6	413.3	450.7
Average assuming dilution	407.6	452.5	416.3	453.7

FREE OPERATING CASH FLOW (UNAUDITED)

(In millions)	Three Months Ended June 30,		Six Months Ended June 30,	
	2014	2013	2014	2013
Net cash provided by operating activities	$ 573	$ 643	$ 887	$ 1,009
Less: Additions to plant and equipment	(78)	(89)	(146)	(178)
Free operating cash flow	$ 495	$ 554	$ 741	$ 831

ILLINOIS TOOL WORKS INC. and SUBSIDIARIES
STATEMENT OF FINANCIAL POSITION (UNAUDITED)

(In millions)

	June 30, 2014	December 31, 2013
ASSETS		
Current Assets:		
Cash and equivalents	$ 5,297	$ 3,618
Trade receivables	2,598	2,365
Inventories	1,305	1,247
Deferred income taxes	307	384
Prepaid expenses and other current assets	284	366
Assets held for sale	—	1,836
Total current assets	9,791	9,816
Net Plant and Equipment	1,700	1,709
Goodwill	4,904	4,886
Intangible Assets	1,876	1,999
Deferred Income Taxes	368	359
Other Assets	1,297	1,197
	$ 19,936	$ 19,966
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Short-term debt	$ 1,070	$ 3,551
Accounts payable	683	634
Accrued expenses	1,278	1,272
Cash dividends payable	167	181
Income taxes payable	715	69
Deferred income taxes	10	10
Liabilities held for sale	—	317
Total current liabilities	3,923	6,034
Noncurrent Liabilities:		
Long-term debt	6,140	2,793
Deferred income taxes	515	507
Other liabilities	918	923
Total noncurrent liabilities	7,573	4,223
Stockholders' Equity:		
Common stock	6	6
Additional paid-in-capital	1,064	1,046
Income reinvested in the business	16,568	14,943
Common stock held in treasury	(9,562)	(6,676)
Accumulated other comprehensive income	359	384
Noncontrolling interest	5	6
Total stockholders' equity	8,440	9,709
	$ 19,936	$ 19,966

ILLINOIS TOOL WORKS INC. and SUBSIDIARIES
ADJUSTED RETURN ON AVERAGE INVESTED CAPITAL (UNAUDITED)

(Dollars in millions)	Three Months Ended June 30,		Six Months Ended June 30,	
	2014	**2013**	**2014**	**2013**
Operating income	$ 763	$ 630	$ 1,430	$ 1,208
Tax rate	30.0%	28.4%	30.0%	28.7%
Income taxes	(229)	(179)	(429)	(347)
Operating income after taxes	$ 534	$ 451	$ 1,001	$ 861
Invested capital:				
Trade receivables	$ 2,598	$ 2,907	$ 2,598	$ 2,907
Inventories	1,305	1,490	1,305	1,490
Net assets held for sale	—	171	—	171
Net plant and equipment	1,700	1,936	1,700	1,936
Goodwill and intangible assets	6,780	7,491	6,780	7,491
Accounts payable and accrued expenses	(1,961)	(2,053)	(1,961)	(2,053)
Other, net	(69)	593	(69)	593
Total invested capital	$ 10,353	$ 12,535	$ 10,353	$ 12,535
Average invested capital	$ 11,504	$ 12,583	$ 11,815	$ 12,668
Adjustment for Wilsonart (formerly Decorative Surfaces)	(157)	(171)	(159)	(172)
Adjustment for Industrial Packaging	(409)	(1,480)	(771)	(1,483)
Adjusted average invested capital	$ 10,938	$ 10,932	$ 10,885	$ 11,013
Annualized adjusted return on average invested capital	19.5%	16.5%	18.4%	15.6%

ILLINOIS TOOL WORKS INC. and SUBSIDIARIES
SEGMENT DATA (UNAUDITED)

For the Three Months Ended June 30, 2014				% F(U) vs. prior year		
(Dollars in millions)	**Total Revenue**	**Operating Income**	**Operating Margin**	**Total Revenue**	**Organic Revenue**	**Operating Margin**
Automotive OEM	$ 671	$ 158	23.7 %	9.2 %	7.8 %	310 bps
Test & Measurement and Electronics	558	85	15.2 %	2.7 %	1.4 %	150 bps
Food Equipment	537	105	19.5 %	9.5 %	3.4 %	80 bps
Polymers & Fluids	506	99	19.6 %	(3.5)%	(3.0)%	130 bps
Welding	470	124	26.3 %	(2.0)%	(1.8)%	-20 bps
Construction Products	444	81	18.2 %	(0.4)%	0.4 %	450 bps
Specialty Products	540	130	24.2 %	6.8 %	— %	180 bps
Intersegment	(7)	—	— %	— %	— %	—
Total Segments	**3,719**	**782**	**21.0%**	**3.5 %**	**1.4 %**	**180 bps**
Unallocated	—	(19)	— %	— %	— %	—
Total Company	**$ 3,719**	**$ 763**	**20.5%**	**3.5 %**	**1.4 %**	**300 bps**